SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 September, 2017

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 08 September 2017
Exhibit 1.2	BP Moves Forward with IPO for U.S. Pipeline Assets dated 11 September 2017
Exhibit 1.3	Director/PDMR Shareholding dated 12 September 2017
Exhibit 1.4	Director Declaration dated 15 September 2017
Exhibit 1.5	Director/PDMR Shareholding dated 26 September 2017

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through the exercise of an option pursuant to the all-employee Save As You Earn (SAYE) Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.16	4,746
d)	Aggregated information - Volume - Price - Total	4,746 £3.16 £14,997.36
e)	Date of the transaction	7 September 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.
press release

11 September, 2017

BP Moves Forward with IPO for U.S. Pipeline Assets

BP Midstream Partners LP files registration statement
for initial public offering of common units

CHICAGO - BP announced today that BP Midstream Partners LP (BP Midstream Partners), a wholly-owned, indirect subsidiary of BP p.l.c. (NYSE: BP), has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) related to its proposed initial public offering (IPO) of common units representing limited partner interests.

The announcement comes after BP said in July it had begun evaluating the formation and IPO of a master limited partnership (MLP) to enhance shareholder value and to support BP's strategy to grow its midstream business.

BP Midstream Partners expects the offering to occur in the fourth quarter of 2017, dependent on market conditions, and anticipates the common units will trade on the New York Stock Exchange under the ticker symbol "BPMP."

BP Midstream Partners was formed as a vehicle to own, operate, develop and acquire pipelines and other midstream assets.  It will be headquartered in Houston, Texas, with offices in Chicago, Illinois.

BP Midstream Partners' initial assets are expected to consist of ownership interests in one onshore crude oil pipeline system, one onshore refined products pipeline system, and one onshore diluent pipeline system, which carry shipments to or from  BP's Whiting Refinery in Whiting Indiana, together with interests in four offshore crude oil pipeline systems and one offshore natural gas pipeline system that connect offshore production areas in the Gulf of Mexico with the Gulf Coast refining and distribution hubs.

If the IPO is completed, BP would own the general partner of BP Midstream Partners, all of its incentive distribution rights and a majority of its limited partner interests.

Citigroup, Goldman Sachs and Morgan Stanley are acting as book-running managers and Citigroup is acting as structuring agent for the proposed offering. The offering will be made only by means of a prospectus. When available, potential investors may obtain a preliminary prospectus related to the offering from:

Citigroup
c/o Broadridge Financial Solutions
1155 Long Island Ave.
Edgewood, New York 11717
Phone: +1-800-831-9146
batprospectusdept@citi.com

To obtain a free copy of the preliminary prospectus when available, visit the SEC's website at http://www.sec.gov.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement:
This announcement contains certain statements that are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 concerning BP's evaluation of a master limited partnership (MLP) IPO. There can be no assurance that such an offering will be pursued or consummated. These statements contain words such as "intend," "will" and "expect" and can be impacted by numerous factors including the risk that the offering may not occur, the securities market generally, the market for BP's midstream assets and MLPs as an asset class, changes in laws including with respect to tax and regulatory matters and other risks. For more information concerning business risks that could affect BP's midstream assets more broadly see BP's 2016 annual report on Form 20-F and periodic reports on Form 6K, filed with the Securities and Exchange Commission. We undertake no obligation to update or revise such forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof.

Further enquiries:
BP Press Office, US: +1 281 366 4463                     uspress@bp.com
BP Press Office, London: +44 (0)20 7496 4076       bppress@bp.com

- ENDS -

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.4610	70
d)	Aggregated information - Volume - Price - Total	70 £4.4610 £312.27
e)	Date of the transaction	11 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.4610	70
d)	Aggregated information - Volume - Price - Total	70 £4.4610 £312.27
e)	Date of the transaction	11 September 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.4

BP p.l.c.

Notification of changes of Director's details

BP p.l.c. announces that Ms Melody B. Meyer, Non-Executive Director of BP p.l.c. has advised that she became an independent director of National Oilwell Varco, Inc. on 15 September 2017.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.798	352
d)	Aggregated information - Volume - Price - Total	352 $5.798 $2,040.90
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.6404	11,349
d)	Aggregated information - Volume - Price - Total	11,349 £4.6404 £52,663.90
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.666	160
d)	Aggregated information - Volume - Price - Total	160 £4.666 £746.56
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.6404	10,793
d)	Aggregated information - Volume - Price - Total	10,793 £4.6404 £50,083.84
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his Global ShareMatch holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.666	40
d)	Aggregated information - Volume - Price - Total	40 £4.666 £186.64
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ian Davis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.798	459
d)	Aggregated information - Volume - Price - Total	459 $5.798 $2,661.28
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert John Sawers
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.798	118
d)	Aggregated information - Volume - Price - Total	118 $5.798 $684.16
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Avril Shelley Helen Sawers
2	Reason for the notification
a)	Position/status	Person Closely Associated with Robert John Sawers
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.798	118
d)	Aggregated information - Volume - Price - Total	118 $5.798 $684.16
e)	Date of the transaction	22 September 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 October 2017
/s/ D.J. JACKSON
------------------------
D.J. JACKSON
Company Secretary